Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Stone Energy Corporation
Commission File No. 001-12074
TO: All Stone employees
We are pleased to inform you that we have just announced that Energy Partners Ltd. (“EPL”) will acquire Stone Energy in a transaction valued at $2.2 billion. The combined company will be a premier offshore E&P company in the Gulf of Mexico. Prior to entering into this agreement, Stone terminated its merger agreement with Plains Exploration and Production Company.
As a result of this combination, Stone employees can look forward to being part of a larger, more competitive organization with enhanced opportunities for career growth and advancement. EPL and Stone are a great fit in every way, from the location and the scope of our Gulf of Mexico exploration projects to our long-term strategic objectives and shared values as Louisiana neighbors.
While we understand that the idea of joining together with EPL is still new to you, we hope that the joint presentations we made to you earlier in the week have given you some insight into EPL’s culture, operations and overall business philosophy. To get a more detailed description of EPL, you may want to visit the company’s website at www.eplweb.com.
We also encourage you to read the attached press release and listen to the conference call EPL will be hosting this morning at 8:30 am CT for a broad overview of the many benefits we expect to realize through this compelling combination. You can access this call from the website address listed above.
We expect to close the transaction early in the fourth quarter of 2006. In the meantime, it will be business as usual. You should not expect to see any immediate changes in your day-to-day work lives, and it is more important than ever that we all continue to remain focused on doing the same outstanding job that we always have.
It is possible that our announcement today may result in increased media and investor attention, and therefore it is particularly important for us to speak with one voice about the proposed transaction. Consistent with our existing policy, please forward any calls you may receive from reporters, investors or other outside parties to Ken Beer at 337-521-2210.
We both want to thank you in advance for your continued hard work, dedication and enthusiasm as we embark on this exciting journey together. We will make every effort to keep you updated as there are new developments to report.
Sincerely,
/s/ Dave Welch
/s/ Rick Bachmann, Chairman & Chief Executive Officer, EPL